

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 14, 2009

Mark S. Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606

> **Re: Hyatt Hotels Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 1, 2009**
> **File No. 333-161068**

Dear Mr. Hoplamazian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there are still many blanks in the registration statement. Please fill in the blanks in your next amendment.

Risk Factors, page 16

Disputes among Pritzker family members and among Pritzker family …, page 38

2. You disclose that recently disputes arose between and among certain Pritzker family members and the trustees of the trust with respect to, among other things,

your dual class structure. Please also disclose the main issue regarding your dual class structure that caused disputes. Additionally, please disclose any other significant causes of the disputes.

3. Please also disclose how the disputes have been resolved, how the stockholder agreements have changed and the impact the resolution and changes have on the company and other stockholders. For example, we note that it appears that the threshold for permitted sales was increased.

A significant number of shares of our Class A common stock could be sold into the market . . . ., page 40

4. To the extent that any of your securities will be subject to registration rights, please consider expanding this risk factor or adding a new risk factor to discuss the risks associated to stockholders and the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Overview, page 53

5. We note your response to our prior comment 1. Please provide a more robust explanation of the relative advantages you have disclosed. Please explain why "growth in the number of management and franchise agreements and earnings therefrom typically results in higher overall returns on invested capital." Please also explain why the relatively high fixed-cost structure of owned hotel properties positions you well for periods of increasing demand and may lead to higher earnings growth. Please also disclose the major disadvantages of management and franchising of third-party owned properties.

Compensation Discussion and Analysis, page 129

Key Elements of Total Rewards in 2008, page 131

Annual Incentive, page 132

6. We note your revised disclosure in which you discuss chain-level revenues, chain-level gross operating profit, segment Performance EBITDA and RevPAR Index. Please explain these concepts in clear, plain language. For example, please specifically discuss what a chain is, what segment you are referring to and how RevPAR Index differs from RevPAR Growth. Please also disclose how you calculated these figures to the extent you have not already done so.

Principal and Selling Stockholders, page 184

7. In your next amendment, please fill in the missing information in this table.

Additionally, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors. Please see Item 507 of Regulation S-K.

8. You disclose that pursuant to the terms of the Amended and Restated Global Hyatt Agreement, the co-trustees of the U.S. situs trusts have agreed to distribute Hyatt stock that is not sold in the offering from such trusts as soon as practicable following the date of effectiveness of the registration statement, subject to the 180-day lock-up period agreed to with the underwriters. Considering this fact and the large number of shares held by the U.S. situs trusts, please describe any arrangements known to you, including any pledge by any person of your securities, the operation of which may at a subsequent date result in a change in control. Please see Item 403(c) of Regulation S-K.

9. Please also disclose to whom the stock may be distributed. For example, if the adult beneficiaries may distribute to unaffiliated third parties, please describe and consider adding a risk factor to disclose that 70.9% of the outstanding common stock controlled by the Pritzker's may be distributed to other persons upon expiration of the lock-up period. Any additional risk factor should disclose potential risks to stockholders of this arrangement. For example, disclose the potential for a change of control, the impact a large distribution of shares could have on the stock price and any other potentially material adverse consequences.

Legal Opinion

10. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR system.

11. Please revise the legal opinion to remove the reference to "by all necessary corporate action of the Company" that follows duly authorized.

12. We note the penultimate paragraph deals with notice requirements regarding uncertified shares provided in the DGCL. Please explain to us why this is needed as part of the legal opinion or have your counsel remove it from the legal opinion.

13. We note the statement in the last paragraph that the opinion is for your benefit and may be relied upon by you and "by persons entitled to rely upon it pursuant to the applicable provisions of the Act." This last phrase is unclear. Investors are entitled to rely on opinions filed as exhibits to the registration statement. Please provide a revised opinion that clarifies that investors are entitled to rely on this legal opinion.

Exhibits

14. Please file all remaining exhibits prior to requesting effectiveness of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Michael A. Pucker, Esq.
         Cathy A. Birkeland, Esq.